[redacted]

10029967

AMENDMENT

8-52416

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 24 2010
DIVISION OF MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
SEC FILE NUMBER
8-103927

ANNUAL ~~AUDITED~~ REPORT
FORM X-17A-5/A
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) **AND ENDING** 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Global Trading Group, Inc.**

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

195 Hazelwood Drive
(No. and Street)

Westbury, NY 11590
(City) (state) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Savary 516-876-4918
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KBL, LLP
(Name - if individual, state *last, first, middle name*)

100 Wall Street, 11th Floor, New York, NY 10005
(Address) (City) (state) Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MM

OATH OR AFFIRMATION

I, William Savary, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Trading Group inc, as of May 14th, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres/CEO

Title

Notary Public

IRIS G. TURCIOS
Notary Public, State of New York
No. 01TU6134720
Qualified in Nassau County
Commission Expires
October 22, 2013

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOBAL TRADING GROUP, INC.
AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED
DECEMBER 31, 2009

Contents

Auditors' Report

To the Board of Directors
Global Trading Group, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Global Trading Group, Inc. as of December 31, 2009, and the related statements of operations, comprehensive income, accumulated comprehensive income, changes in stockholder's equity, and cash flows, for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Trading Group, Inc. as of December 31, 2009, and the results of its operations, comprehensive income, accumulated comprehensive income, changes in stockholder's equity, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule of Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3-1, the Reconciliation to the Computation of Net Capital Included in Part IIA of Form X-17A-5, and the Schedule of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KBL, LLP

KBL, LLP
Certified Public Accountants and Advisors

February 22, 2010

110 Wall Street, 11th Floor, New York, NY 10005 **212.785-9700**

GLOBAL TRADING GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

Assets

Cash	$	533
Commission receivable		2,346
Investments *(Note 1)*		29,267
Prepaid expenses		91
Loan receivable, related party *(Note 2)*		28,200
Furniture and equipment *(net of accumulated depreciation of $23,322)*		1,598
Clearing deposit		20,000
Deferred tax asset		71,615
Security deposits		500
Other assets		775
Total assets	**$**	**154,925**

See auditors' report and the accompanying notes to the financial statements.

GLOBAL TRADING GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

Liabilities and Stockholder's Equity

Liabilities		
Accounts and accrued expenses payable	$	17,741
Margin loan payable *(Note 3)*		5,964
Income taxes payable		700
Total liabilities		**24,405**
Stockholder's equity		
Common stock *(20,000 shares $1 par value authorized, 100 shares issued and outstanding)*		100
Additional paid-in capital		303,550
Accumulated other comprehensive income: unrealized loss on securities		(26,235)
Accumulated deficit		(146,895)
Total stockholder's equity		**130,520**
Total liabilities and stockholder's equity	**$**	**154,925**

See auditors' report and the accompanying notes to the financial statements.

GLOBAL TRADING GROUP, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED
DECEMBER 31, 2009

Revenue		
Commissions	$	73,745
Interest income		2,206
Dividend income		1,755
Other income		3,943
Total revenue		**81,649**
Operating expenses		
Loss on sale of securities		197,311
Clearing charges		54,079
Professional fees		13,700
Rent		11,400
Regulatory fees		6,943
Depreciation		2,740
Telephone		2,728
Web design and internet expenses		2,639
Interest expense		1,968
Commission		1,950
Office expenses		682
Bank charges		486
Insurance		364
Miscellaneous		261
Postage and delivery		39
Total operating expenses		**297,290**
Loss from operations before provision for income taxes		**(215,641)**
Provision for income taxes		
Deferred		71,615
Current		(700)
Total provision for income taxes		**70,915**
Net (loss)	**$**	**(144,726)**

See auditors' report and the accompanying notes to the financial statements.

GLOBAL TRADING GROUP, INC.
STATEMENT OF COMPREHENSIVE INCOME
AND ACCUMULATED OTHER COMPREHENSIVE INCOME
FOR THE YEAR ENDED
DECEMBER 31, 2009

STATEMENT OF COMPREHENSIVE INCOME

Net (loss)	$	(144,726)
Other comprehensive income: unrealized loss on securities		(26,235)
Comprehensive income	**$**	**(170,961)**

STATEMENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income (loss), beginning	$	(202,288)
Total other comprehensive income		176,053
Accumulated other comprehensive income (loss), ending	**$**	**(26,235)**

See auditors' report and the accompanying notes to the financial statements.

GLOBAL TRADING GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED
DECEMBER 31, 2009

	Common stock	*Additional paid-in capital*	*Accumulated deficit*	*Accumulated other comprehensive income*	*Total stockholder's equity*
Balance, beginning	$ 100	$ 287,050	$ (2,169)	$ (202,288)	$ 82,693
Net loss			(144,726)		(144,726)
Additional contribution		16,500			16,500
Other comprehensive income; realized gain on securities				176,053	176,053
Balance, ending	**$ 100**	**$ 303,550**	**$ (146,895)**	**$ (26,235)**	**$ 130,520**

See auditors' report and the accompanying notes to the financial statements.

GLOBAL TRADING GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
DECEMBER 31, 2009

Cash flows from operating activities		
Net (loss)	$	(144,726)
Adjustments to reconcile net (loss) to net cash used in operating activities:		
Depreciation		2,740
Changes in operating assets and liabilities:		
Increase in commission receivable		(2,346)
Increase in other assets		(775)
Increase in deferred tax assets		(71,615)
Decrease in clearing deposit		5,000
Decrease in income taxes payable		(17)
Increase in accounts and accrued expenses payable		485
Net cash used in operating activities		**(211,254)**
Cash flows from investing activities		
Net decrease in investments		378,015
Net cash used in investing activities		**378,015**
Cash flows from financing activities		
Capital contribution		16,500
Net advances to related party		(28,200)
Net advances to stockholder		(15,931)
Net decrease in margin loan payable		(115,711)
Net decrease in short position payable		(26,949)
Net cash used in financing activities		**(170,291)**
Decrease in cash and cash and cash equivalents		**(3,530)**
Cash and cash equivalents, beginning of year		4,063
Cash and cash equivalents, end of year	**$**	**533**

Supplementary disclosures of cash flow information		
Cash paid during the year for:		
Income taxes	$	700
Interest expense		1,968

See auditors' report and the accompanying notes to the financial statements.

Organization

Global Trading Group, Inc. ("the Company") is registered as a broker and dealer in securities pursuant to Section 15 (b) of the Securities and Exchange Act of 1934.

The Company was incorporated in March 1999 in the State of New York.

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Accounting basis

The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly, revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

Fixed assets

Fixed assets are stated at cost. Depreciation is computed using accelerated and straight-line methods over the following estimated useful lives:

Description	*Estimated useful life*
Furniture, fixtures and equipment	5-7 years
Vehicles	3 years

Income taxes

The Company follows FASB Accounting Standards Codification No 740, Income Taxes. Deferred tax assets or liabilities are recorded to reflect the future tax consequences of temporary differences between the financial reporting basis of assets and liabilities and their tax basis at each year-end. These amounts are adjusted, as appropriate, to reflect enacted changes in tax rates expected to be in effect when the temporary differences reverse.

The Company records deferred tax assets and liabilities based on the differences between the financial statement and tax bases of assets and liabilities and on operating loss carryforwards using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Investments

Investments are carried at fair market value, with unrealized gains and losses reported in a separate component of other comprehensive income. Realized gains or losses are computed based on specific identification of the securities sold and are charged or credited to current earnings.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results may differ from these estimates.

Comprehensive income reporting

The Company adopted ASC 220-10, "Reporting Comprehensive Income," (formerly SFAS No. 130). ASC 220-10 requires the reporting of comprehensive income in addition to net income from operations.

Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of information that historically has not been recognized in the calculation of net income.

NOTE 1 – INVESTMENTS

The Company invests in various equities with the fair market value determined by the exchange price in the existing market. The following is the cost and market value at December 31, 2009:

Cost	$	55,502
Unrealized loss		(26,235)
Market value	**$**	**29,267**

NOTE 2 – LOANS RECEIVABLE, RELATED PARTY

Loan receivable represents advances made to Videoton, Inc., which is owned by the Company's President, William Savary, totaling $28,200 at December 31, 2009. The amount is due on demand and accrues interest at a rate of 3% per annum.

NOTE 3 – MARGIN LOAN PAYABLE

The Company's margin account accrues interest at an average rate of 7.75% on all open balances, and is secured by the securities in the Company's investment account. The balance due at December 31, 2009 was $5,964.

NOTE 4 – OPERATING LEASE

The Company leases its facilities from its President, William Savery, for $950 under a new lease effective September 1, 2007. The lease expires August 31, 2010. Future minimum lease payments are as follows:

December 31, 2010	$	7,600

GLOBAL TRADING GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

Net capital		
Total equity capital	$	130,520
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Non-allowable assets		102,779
Net capital before haircuts and undue concentration on securities positions		**27,741**
Haircuts and undue concentration on securities positions		4,390
	$	**23,351**
Aggregate indebtedness		
Items included in the statement of financial condition		
Accrued expenses and other liabilities	$	24,405
	$	**24,405**
Ratio: aggregate indebtedness to net capital		1.05 to 1
Computation of basis net capital requirement		
Minimum net capital required based on 6 2/3% of aggregate indebtedness	$	1,627
Excess net capital at 100%	$	21,724

Reconciliation of December 31, 2009 audited computation of net capital and Company's unaudited December 31, 2009 Part IIA filing.

Unaudited December 31, 2009 net capital per December 31, 2009 Part IIA filing	$	23,296
Audit adjustments		55
Net capital	**$**	**23,351**

See auditors' report.

GLOBAL TRADING GROUP, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2009

The Company is exempt from SEC rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

The accompanying notes are an integral part of the financial statements.

GLOBAL TRADING GROUP, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2009

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

The accompanying notes are an integral part of the financial statements.

Independent Auditors' Report on Internal Control

To the Board of Directors
Global Trading Group, Inc.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Global Trading Group, Inc. (the Company), for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding

110 Wall Street, 11th Floor, New York, NY 10005 **212.785-9700**

paragraph. Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above. We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives. This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers (NASD) and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KBL, LLP

KBL, LLP
Certified Public Accountants and Advisors

February 22, 2010